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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of: December 2004

                                    001-14518
                            (Commission File Number)

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                                      SCOR
                 (Translation of registrant's name into English)

                         1, Avenue du General de Gaulle
                      92074 Paris-La Defense Cedex, France
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                            Form 20-F |X| Form 40-F |_|
        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                   Yes |_| No |X|
        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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        On September  28, 2004 and  November 4, 2004 SCOR issued press  releases with respect to (i) SCOR's estimate of the cost of the hurricanes in the United States and in the Caribbean and (ii) SCOR Group Results at September 30, 2004 prepared in accordance with French GAAP, respectively. Copies of the press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS


        The exhibits incorporated by reference herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of SCOR related to such exhibits contain statements that constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All such statements, other than statements of historical facts, are "forward-looking statements," including, without limitation, statements relating to the future outcome of the World Trade Center litigation and the amount of indemnification determined in that proceeding; the implementation of Scor's "Moving forward" plan; the implementation of strategic initiatives, including the update of information systems; changes in premium revenues; changes in the balance of lines and class of business; the development of revenues overall and within specific business areas; the development of expenses; the direction of insurance and reinsurance rates and, the demand for reinsurance products and services; the market risks associated with interest and exchange rates and equity markets; and other statements relating to SCOR's future business development and economic performance.

        The words "anticipate", "believe", "expect", "estimate", "intend", "plan" "may", "will", "should" and similar expressions identify certain of these forward-looking statements although the absence of such words does not necessarily mean that a statement is not forward-looking. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the implied or expected results described by such forward-looking statements. Many factors may influence SCOR's actual results and cause them to differ materially from the implied or expected results as described in such forward-looking statements, including, without limitation, the outcome of the U.S. legal proceedings after the conclusion of all appeals and the allocation of liability, amount of damages and amount of indemnification ultimately allocated to SCOR and its affiliates in the U.S. legal proceedings related to the World Trade Center litigation at the conclusion of such proceedings; the frequency and severity of insured loss events, including natural and man-made catastrophes, terrorist attacks and environmental and asbestos claims; mortality and morbidity levels and trends; the underwriting results of primary insurers; the accuracy and overall quality of information provided to us by primary insurance companies with which we transact, particularly regarding their reserve levels; the availability of and terms under which we are able to enter into retrocessional arrangements; the state of the reinsurance brokerage market; persistency levels; interest rate levels; currency exchange rates, including the euro - U.S. dollar exchange rate; economic trends in general; global debt and equity markets performance; increasing levels of competition in France, Europe, North America and other international reinsurance markets; ratings downgrades; changes in laws, regulations and case law; general competitive factors, in each case on a global, national and/or regional basis; the risks identified in "Item 3.D - Risk Factors" of SCOR's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (the "SEC") and its other filings with the SEC and other matters not yet known to SCOR or not currently considered material by SCOR.


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        All forward-looking statements attributable to SCOR, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. SCOR disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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Exhibit      Description
-------      -----------


99.1 Press Release, dated September 28, 2004, issued by SCOR relating to SCOR's estimates of the cost of the hurricanes in the United States and in the Caribbean to be Euros 22.5 Million, on a gross basis and before taxes.
99.2 Press Release, dated November 4, 2004, issued by SCOR relating to SCOR's Group Results at September 30, 2004 prepared in accordance with French GAAP.


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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SCOR


                                           By:    /s/ Marcel Kahn
                                                  ----------------------------
                                                  Name:  Marcel Kahn
                                                  Title: Chief Financial Officer

Date:   December 21, 2004